Exhibit 2.6
Description of securities registered under Section 12 of the Exchange Act
As of December 31, 2022, trivago N.V. (the “company,” “trivago,” “we,” “us,” and “our”) had two classes of securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our Class A shares and our American Depositary Shares ("ADSs").
A. Description of Class A shares
This summary of the general terms and provisions of our Class A shares does not purport to be complete and is subject to and qualified in its entirety by reference to Book 2 of the Dutch Civil Code, Book 10 (Title 10, Chapter 4) of the Dutch Corporate Governance Code, our articles of association (the “Articles of Association”), which is incorporated herein by reference to Exhibit 3.1 to our Registration Statement on Form F-1 filed with the SEC on November 14, 2016 and the amended and restated shareholders agreement to which we are a party (the "Amended and Restated Shareholders’ Agreement"), which is incorporated herein by reference to Exhibit 4.1 to our Registration Statement on Form F-3 filed with the SEC on April 5, 2018.
We have two classes of shares outstanding, Class A shares with a nominal value of €0.06 per share, and Class B shares with a nominal value of €0.60 per share. Our authorized share capital amounts to €234 million, divided into 1,523,230,720 Class A shares and 237,676,928 Class B shares. Currently, all of our Class A shares are bearer shares, represented by global share certificates held in custody by Clearstream Bank Frankfurt. All of our Class B shares are registered shares.

Transfer of record ownership of registered shares is effected by a written deed of transfer acknowledged by us, or by our transfer agent and registrar acting as our agent on our behalf, and transfer of ownership of our Class A shares in bearer form can be transferred through physical delivery of the share certificate, in each case subject to applicable provisions of international private law (depending on the location of the share certificates for Class A shares) and unless the property law aspects of such shares are governed by the laws of the State of New York. For as long as our Class A shares are listed on Nasdaq or on any other stock exchange operating in the United States of America, the laws of the State of New York shall apply to the property law aspects of the Class A shares reflected in the register administered by our transfer agent (subject to the applicable provisions of international private law).
In connection with our initial public offering, travel B.V. (which subsequently converted into trivago N.V.), trivago GmbH, Rolf Schrömgens, Peter Vinnemeier and Malte Siewert (whom we refer to collectively as the "Founders") Expedia Lodging Partner Services S.à r.l. ("ELPS") and certain other affiliates of Expedia Group, Inc. (formerly Expedia Inc.) (together, the "Expedia Group") entered into the Amended and Restated Shareholders’ Agreement. By means of a joinder agreement dated January 12, 2023, Expedia, Inc. has taken the place of ELPS as the Non-Managing Shareholder (as defined in the Amended and Restated Shareholders’ Agreement). As described in more detail below, the Amended and Restated Shareholders' Agreement affects certain rights of the holders of Class A shares.
Dividends
We may only make distributions to our shareholders to the extent that our shareholders’ equity exceeds the sum of the paid-in and called-up share capital plus the reserves as required to be maintained by Dutch law or by the Articles of Association. We may only make a distribution of profits to our shareholders after the adoption by our general meeting of our annual accounts demonstrating that such distribution is legally permitted. However, our management board may, subject to approval of our supervisory board but without any shareholder vote, distribute interim dividends at any time, subject to our shareholders’ equity exceeding the sum of the paid-in and called-up share capital plus the reserves as required to be maintained by Dutch law or by the Articles of Association, as demonstrated by interim accounts prepared as required by Dutch law.
If the annual accounts show that we have made less profit than distributed to the shareholders by way of interim dividend we must request repayment of the amount by which the interim dividend exceeds the profit from those shareholders which knew or which should have known that the payment of the interim dividend was not permitted.

Voting Rights
Each Class A share entitles its holder to one vote on all matters presented to our shareholders generally. Cumulative voting is not permitted. We have issued all Class B shares to ELPS and the Founders. The Class B shares carry the same economic rights entitlements as the Class A shares. The Class B shares carry different voting rights than the Class A shares, proportionate to their respective nominal values: for each Class B share, ten votes can be exercised at the general meeting, whereas, for each Class A share, one vote can be exercised at the general meeting.
Voting limitations under the Amended and Restated Shareholders' Agreement
Pursuant to the Amended and Restated Shareholders’ Agreement, neither the parties thereto nor their nominees on our supervisory board may vote in favor of certain specified resolutions without the consent of at least one of the Founder, for so long as he Founders collectively hold at least 15% of the total number of outstanding Class A and Class B shares (the "15% threshold"), which are deemed to include any securities convertible into or exchangeable for, or any option, warrant, or other right to purchase or otherwise acquire, any Class A or Class B share (calculated as if all such securities had been converted, exercised or exchanged). On November 1, 2022, we agreed to purchase from Peter Vinnemeier, one of our Founders, 20,000,000 Class A shares, representing 5.5% of our total number of shares outstanding, for an aggregate price of €19.3 million (USD $20.0 million). The transaction closed on November 9, 2022, at which time the Founders shareholdings fell below the 15% threshold and the voting limitations under the Amended and Restated Shareholders' Agreement terminated.
Appointment of management board members
Under our management board rules, the management board should consist of at least two and no more than six members, including our Chief Executive Officer and Chief Financial Officer, and should be kept consistent with the provisions of the Amended and Restated Shareholders’ Agreement. Pursuant to our management board rules and the Amended and Restated Shareholders’ Agreement, members of our management board may serve terms of up to five years, ultimately expiring at the end of the annual general meeting held in the fifth year following his or her most recent (re)appointment as member of our management board.
Under our Articles of Association, management board members are appointed by the general meeting upon binding nomination by our supervisory board. However, the general meeting may at all times overrule the binding nomination by a resolution adopted by at least a two-thirds majority of the votes cast, provided such majority represents more than half of the issued share capital. If the general meeting overrules the binding nomination, the supervisory board shall make a new nomination.
Appointment of supervisory board members
Under our supervisory board rules, our supervisory board should consist initially of seven members and should be kept consistent with the provisions of the Amended and Restated Shareholders’ Agreement. Pursuant to our supervisory board rules and the Amended and Restated Shareholders’ Agreement, members of our supervisory board may serve terms of up to three years, ultimately expiring at the end of the annual general meeting held in the third year following his or her most recent (re)appointment as member of our supervisory board.
Under our Articles of Association, supervisory board members are appointed by the general meeting upon binding nomination by our supervisory board. However, the general meeting may at all times overrule the binding nomination by a resolution adopted by at least a two-thirds majority of the votes cast, provided such majority represents more than half of the issued share capital. If the general meeting overrules the binding nomination, the supervisory board shall make a new nomination.
Pursuant to the Amended and Restated Shareholders’ Agreement, the Founders had the right to select (and have selected) for binding nomination three supervisory board members for as long as the Founders collectively hold a sufficient number of outstanding Class A and Class B shares to satisfy the 15% threshold (see above). Expedia, Inc. has the right to select (and has selected) all other supervisory board members for binding nomination. As a result of the Founders shareholding having fallen below the 15% threshold, the Founders are no longer entitled to designate members of our supervisory board for binding nomination. As of the date hereof, the three supervisory board members who were selected by the Founders continue to serve in that capacity.

Preemption rights
Under Dutch law, in the event of an issuance of shares, each shareholder will have a preemption right in proportion to the aggregate nominal value of the shares held by such holder (with the exception of shares to be issued to employees or shares issued against a contribution other than in cash or pursuant to the exercise of a previously acquired right to subscribe for shares). Consequently, each Class B share carries a preemption right which is tenfold of the preemption right attached to each Class A share. Under our Articles of Association, preemption rights may be restricted or excluded by a resolution of the general meeting. Another corporate body, such as the management board, may restrict or exclude the preemption rights in respect of newly shares if it has been designated as the authorized body to do so by the general meeting.
Conversion
Pursuant to our Articles of Association, each holder of Class B shares can convert any number of Class B shares held by such shareholder into Class A shares as described below. A holder of Class A shares cannot convert its Class A shares into Class B shares.
Upon receipt of a request for conversion of Class B shares into Class A shares, the management board must promptly convert the relevant number of Class B shares into Class A shares in a 1:10 ratio. Promptly following such conversion, the holder of Class B shares who made the conversion request must transfer nine out of every ten Class A shares so received to us for no consideration and those Class A shares shall be canceled afterwards replicating the effect of a 1:1 conversion ratio. Neither the management board nor the company is required to effect a conversion of Class B shares (a) if the conversion request does not comply with the specifications and requirements set out in our Articles of Association or if the management board reasonably believes that the information included in such request is untrue or incorrect or (b) to the extent that the company would not be permitted under applicable law to acquire the relevant number of Class A shares in connection with such conversion.
Liquidation rights and dissolution
Under our Articles of Association, we may be dissolved by a resolution of the general meeting, subject to a proposal by the management board and the approval of our supervisory board.
In the event of a dissolution and liquidation, the assets remaining after payment of all debts and liquidation expenses are to be distributed to shareholders in proportion to the number of shares held by each shareholder. All distributions referred to in this paragraph will be made in accordance with the relevant provisions of the laws of the Netherlands.
Capital reduction
The general meeting may resolve to reduce our issued share capital by (i) canceling shares or (ii) reducing the nominal value of the shares by virtue of an amendment to our Articles of Association. In either case, this reduction would be subject to applicable statutory provisions and must be proposed by our management board and approved by our supervisory board. A resolution to cancel shares may only relate to shares held by the company itself or in respect of which the company holds the depository receipts.
A reduction of the nominal value of shares without repayment and without release from the obligation to pay up the shares must be effectuated proportionally on shares of the same class (unless all shareholders concerned agree to a disproportional reduction). A resolution that would result in a reduction of capital requires approval of the meeting of each group of holders of shares of the same class whose rights are prejudiced by the reduction. In addition, a reduction of capital generally involves a two-month waiting period during which creditors have the right to object to that reduction of capital under specified circumstances.
A resolution to reduce our share capital requires the approval of at least an absolute majority of the votes cast or, if less than 50% of our issued share capital is represented at the meeting at which a vote on a resolution to reduce our share capital is taken, the approval of at least two-thirds of the votes cast.
Amendment of articles of association
The general meeting may resolve to amend the Articles of Association, upon a proposal by our management board that has been approved by our supervisory board. A resolution by the general meeting to amend the articles of association requires a simple majority of the votes cast.
Limitations on the rights to own securities

There are no limitations on the rights to own Class A shares, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on Class A shares, imposed by Dutch law or our Articles of Association, subject to applicable restrictions under sanctions and measures, including those concerning export control, pursuant to European Union regulations, the Sanctions Act 1977 (Sanctiewet 1977) or other legislation, applicable anti-boycott regulations and similar rules.
Anti-takeover provisions
Under Dutch law, various protective measures are possible and permissible within the boundaries set by Dutch law and Dutch case law. In this respect, certain provisions of our Articles of Association may make it more difficult for a third party to acquire control of us or effect a change in our management board and/or our supervisory board. These include: our dual-class share structure that gives greater voting power to the Class B shares (currently only owned by members of the Expedia Group and our Founders), the binding nomination structure for the appointment of our management board members and supervisory board members, and the provisions in our Articles of Association which provide that certain shareholder decisions can only be passed if proposed by our management board and approved by our supervisory board.
Authorized share capital
Under Dutch law, our authorized share capital is the maximum capital that we may issue without amending our Articles of Association. An amendment of our Articles of Association would require a resolution of the general meeting that must first be proposed by our management board and approved by our supervisory board. Our authorized share capital amounts to €234 million, divided into 1,523,230,720 Class A shares, with a nominal value of €0.06 per share, and 237,676,928 Class B shares, with a nominal value of €0.60 per share.
B. Description of American Depositary Shares
This summary of the general terms and provisions of our ADSs does not purport to be complete and is subject to and qualified in its entirety by our Form F-6 filed on December 6, 2016 (Commission file No. 333-214914), which is incorporated by reference, including the exhibits thereto. In the following description, references to "you" is the person registered with the depositary.
General
Deutsche Bank Trust Company Americas has been appointed depositary pursuant to the deposit agreement dated December 15, 2016. The depositary’s principal executive office is located at 60 Wall Street, New York, New York 10005. Each ADS represents ownership of one Class A share, deposited with Deutsche Bank AG, Frankfurt, as custodian for the depositary.
Voting rights; proxies
You may instruct the depositary to vote the Class A shares or other deposited securities underlying your ADSs at any meeting at which you are entitled to vote pursuant to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities. Otherwise, you could exercise your right to vote directly if you withdraw the Class A shares. However, you may not know about the meeting sufficiently enough in advance to withdraw the Class A shares.
If we ask for your instructions and upon timely notice from us by regular, ordinary mail delivery, or by electronic transmission, as described in the deposit agreement, the depositary will notify you of the upcoming meeting at which you are entitled to vote pursuant to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities, and arrange to deliver our voting materials to you. The materials will include or reproduce (a) such notice of meeting or solicitation of consents or proxies; (b) a statement that the ADS holders at the close of business on the ADS record date will be entitled, subject to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities, to instruct the depositary as to the exercise of the voting rights, if any, pertaining to the Class A shares or other deposited securities represented by such holder’s ADSs; and (c) a brief statement as to the manner in which such instructions may be given or deemed given in accordance with the second to last sentence of this paragraph if no instruction is received, to the depositary to cause there to be granted a discretionary proxy to a person designated by us. Voting instructions may be given only in respect of a number of ADSs representing an integral number of Class A shares or other deposited securities. For instructions to be valid, the depositary must receive them in writing on or before the date specified. The depositary will try, as far as practical, subject to applicable law and the provisions of our memorandum and articles of association, to vote or to have its agents vote the Class A shares or other deposited securities (in person or by proxy) as you instruct. The depositary will only vote or attempt to vote as you instruct. If we timely requested the depositary to solicit your instructions but no instructions are received by the depositary from an owner with respect to any of the deposited securities represented by the ADSs of that owner on or before the date established by the depositary for such purpose, the depositary shall deem that owner to have instructed the depositary to cause there to be granted a discretionary proxy to a person designated by us with respect to such deposited securities, and the depositary shall cause there to be granted a discretionary proxy to a person designated by us to vote such deposited securities. However, no such instruction shall be deemed given and no such discretionary proxy shall be granted with respect to any matter if we inform the depositary we do not wish such proxy granted, substantial opposition exists or the matter materially and adversely affects the rights of holders of the Class A shares.
We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the Class A shares underlying your ADSs. In addition, there can be no assurance that ADS holders and beneficial owners generally, or any holder or beneficial owner in particular, will be given the opportunity to vote or cause the custodian to vote on the same terms and conditions as the holders of our Class A shares.
The depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and you may have no recourse if the Class A shares underlying your ADSs are not voted as you requested.
In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we will give the depositary notice of any such meeting and details concerning the matters to be voted at least 30 business days in advance of the meeting date.
Dividends and other distributions
The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on Class A shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A shares your ADSs represent as of the record date (which will be as close as practicable to the record date for our Class A shares) set by the depositary with respect to the ADSs.
Cash
The depositary will convert or cause to be converted any cash dividend or other cash distribution we pay on the Class A shares or any net proceeds from the sale of any Class A shares, rights, securities or other entitlements under the terms of the deposit agreement into U.S. dollars if it can do so on a practicable basis, and can transfer the U.S. dollars to the United States and will distribute promptly the amount thus received. If the depositary shall determine in its judgment that such conversions or transfers are not possible or lawful or if any government approval or license is needed and cannot be obtained at a reasonable cost within a reasonable period or otherwise sought, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold or cause the custodian to hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid and such funds will be held or the respective accounts of the ADS holders. It will not invest the foreign currency and it will not be liable for any interest for the respective accounts of the ADS holders.
Before making a distribution, any taxes or other governmental charges, together with fees and expenses of the depositary, that must be paid, will be deducted. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.
Shares
For any Class A shares we distribute as a dividend or free distribution, either (1) the depositary will distribute additional ADSs representing such Class A shares or (2) existing ADSs as of the applicable record date will represent rights and interests in the additional Class A shares distributed, to the extent reasonably practicable and permissible under law, in either case, net of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The depositary will only distribute whole ADSs. It will try to sell Class A shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. The depositary may sell a portion of the distributed Class A shares sufficient to pay its fees and expenses, and any taxes and governmental charges in connection with that distribution.
Elective distributions in cash or shares

If we offer holders of our Class A shares the option to receive dividends in either cash or shares, the depositary, after consultation with us and having received timely notice as described in the deposit agreement of such elective distribution by us, has discretion to determine to what extent such elective distribution will be made available to you as a holder of the ADSs. We must timely first instruct the depositary to make such elective distribution available to you and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practicable to make such elective distribution available to you. In such case, the depositary shall, on the basis of the same determination as is made in respect of the Class A shares for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional ADSs representing Class A shares in the same way as it does in a share distribution. The depositary is not obligated to make available to you a method to receive the elective dividend in shares rather than in ADSs. There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of Class A shares.
Rights to purchase additional shares
If we offer holders of our Class A shares any rights to subscribe for additional shares, the depositary shall having received timely notice as described in the deposit agreement of such distribution by us, consult with us, and we must determine whether it is lawful and reasonably practicable to make these rights available to you. We must first instruct the depositary to make such rights available to you and furnish the depositary with satisfactory evidence that it is legal to do so. If the depositary decides it is not legal or reasonably practicable to make the rights available but that it is lawful and reasonably practicable to sell the rights, the depositary will endeavor to sell the rights and in a riskless principal capacity or otherwise, at such place and upon such terms (including public or private sale) as it may deem proper distribute the net proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.
If the depositary makes rights available to you, it will establish procedures to distribute such rights and enable you to exercise the rights upon your payment of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The Depositary shall not be obliged to make available to you a method to exercise such rights to subscribe for Class A shares (rather than ADSs).
U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.
There can be no assurance that you will be given the opportunity to exercise rights on the same terms and conditions as the holders of Class A shares or be able to exercise such rights.
Other distributions
Subject to receipt of timely notice, as described in the deposit agreement, from us with the request to make any such distribution available to you, and provided the depositary has determined such distribution is lawful and reasonably practicable and feasible and in accordance with the terms of the deposit agreement, the depositary will distribute to you anything else we distribute on deposited securities by any means it may deem practicable, upon your payment of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. If any of the conditions above are not met, the depositary will endeavor to sell, or cause to be sold, what we distributed and distribute the net proceeds in the same way as it does with cash; or, if it is unable to sell such property, the depositary may dispose of such property in any way it deems reasonably practicable under the circumstances for nominal or no consideration, such that you may have no rights to or arising from such property.
The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if we and/or the depositary determines that it is illegal or not practicable for us or the depositary to make them available to you.
Amendment and termination
We may agree with the depositary to amend the deposit agreement and the form of ADR without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, including expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by ADS holders under the deposit agreement, or materially prejudices a substantial existing right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended. If any new laws are adopted which would require the deposit agreement to be amended in order to comply therewith, we and the depositary may amend the deposit agreement in accordance with such laws and such amendment may become effective before notice thereof is given to ADS holders.
The depositary will terminate the deposit agreement if we ask it to do so, in which case the depositary will give notice to you at least 90 days prior to termination. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign, or if we have removed the depositary, and in either case we have not appointed a new depositary within 90 days. In either such case, the depositary must notify you at least 30 days before termination.
After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property and deliver Class A shares and other deposited securities upon cancellation of ADSs after payment of any fees, charges, taxes or other governmental charges. Six months or more after the date of termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. After such sale, the depositary’s only obligations will be to account for the money and other cash. After termination, we shall be discharged from all obligations under the deposit agreement except for our obligations to the depositary thereunder.
Books of depositary
The depositary maintains ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the company, the ADRs and the deposit agreement.
The depositary maintains facilities in the Borough of Manhattan, The City of New York to record and process the issuance, cancellation, combination, split-up and transfer of ADRs.
These facilities may be closed at any time or from time to time when such action is deemed necessary or advisable by the depositary in connection with the performance of its duties under the deposit agreement or at our reasonable written request.
Withdrawal of underlying securities
You have the right to cancel your ADSs and withdraw the underlying Class A shares at any time except:
•when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of Class A shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on our Class A shares;
•when you owe money to pay fees, taxes and similar charges;
•when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of Class A shares or other deposited securities, or
•other circumstances specifically contemplated by Section I.A.(l) of the General Instructions to Form F-6 (as such General Instructions may be amended from time to time); or
•for any other reason if the depositary or we determine, in good faith, that it is necessary or advisable to prohibit withdrawals.
The depositary shall not knowingly accept for deposit under the deposit agreement any Class A shares or other deposited securities required to be registered under the provisions of the Securities Act, unless a registration statement is in effect as to such Class A shares.
This right of withdrawal may not be limited by any other provision of the deposit agreement.
Limitations on obligations and liability

The deposit agreement expressly limits our obligations and the obligations of the depositary and the custodian. It also limits our liability and the liability of the depositary. The depositary and the custodian:
•are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or willful misconduct;
•are not liable if any of us or our respective controlling persons or agents are prevented or forbidden from, or subjected to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement and any ADR, by reason of any provision of any present or future law or regulation of the United States or any state thereof, the Netherlands or any other country, or of any other governmental authority or regulatory authority or stock exchange, or on account of the possible criminal or civil penalties or restraint, or by reason of any provision, present or future, of our memorandum and articles of association or any provision of or governing any deposited securities, or by reason of any act of God or war or other circumstances beyond its control (including, without limitation, nationalization, expropriation, currency restrictions, work stoppage, strikes, civil unrest, revolutions, rebellions, explosions and computer failure);
•are not liable by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our memorandum and articles of association or provisions of or governing deposited securities;
•are not liable for any action or inaction of the depositary, the custodian or us or their or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, any person presenting Class A shares for deposit or any other person believed by it in good faith to be competent to give such advice or information;
•are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement;
•are not liable for any special, consequential, indirect or punitive damages for any breach of the terms of the deposit agreement, or otherwise;
•may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party;
•disclaim any liability for any action or inaction or inaction of any of us or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, accountants, any person presenting Class A shares for deposit, holders and beneficial owners (or authorized representatives) of ADSs, or any person believed in good faith to be competent to give such advice or information; and
•disclaim any liability for inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but not made available to holders of ADS.
The depositary and any of its agents also disclaim any liability (i) for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, (ii) the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, (iii) any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities, the credit-worthiness of any third party, (iv) for any tax consequences that may result from ownership of ADSs, Class A shares or deposited securities, or (vi) for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary, provided that in connection with the issue out of which such potential liability arises the depositary performed its obligations without gross negligence or willful misconduct while it acted as depositary.
In addition, the deposit agreement provides that each party to the deposit agreement (including each holder, beneficial owner and holder of interests in the ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any lawsuit or proceeding against the depositary or our company related to our shares, the ADSs or the deposit agreement.
In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.